TITAN INTERNATIONAL, INC.

December 27, 2005

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:  Titan International, Inc.
    Form 10-K for the fiscal year ended December 31, 2004
    Forms 10-Q for the period ended September 30, 2005
    File No. 1-12936

Dear Mr. Decker,

We have received your faxed letter dated December 13, 2005, regarding the review of the above mentioned filings of Titan International, Inc. (the Company). Please see the attached Exhibit A for the Company’s responses to your letter. If you have any questions, please advise.

Sincerely,

/s/ Maurice M. Taylor Jr.

Maurice M. Taylor Jr.
Chief Executive Officer

EXHIBIT A - COMMENTS & RESPONES

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure. These revisions should be included in your filings.

Response to comment 1:

Titan International, Inc. (Titan or the Company) has provided intended disclosure for comments below which request additional disclosure or other revisions to be made. These revisions will be included in the future filings of the Company.

Properties, page 11

2.
Specifically state whether each of your properties is owned or leased. In this regard, we suggest you present a table summarizing your owned and leased properties, and indicating whether such facilities are active or idle. See Item 102 of Regulation S-K for guidance.

Response to comment 2:

In Part I, Item 2, the Company’s property information was listed in paragraph form. The property information in table format for December 31, 2004, would be as follows:

	Approximate square footage
Location	Owned	Leased	Use	Segment
Brownsville, TX		993,000	Manufacturing, distribution	Idled
Cartersville, GA		169,000	Distribution	All segments
Des Moines, IA	2,207,000		Manufacturing, distribution	All segments
Dublin, GA	20,000		Distribution	All segments
Elko, NV		4,000	Distribution	Earthmoving/Construction
Greenwood, SC	110,000		Manufacturing	Idled
Natchez, MS		1,203,000	Manufacturing	Idled
Quincy, IL	1,134,000		Administrative, manufacturing	All segments
Saltville, VA	14,000	245,000	Manufacturing	Earthmoving/Construction
Walcott, IA	378,000		Manufacturing	Idled

In future Form 10-K filings, the Company will provide its property information in a table format as shown above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 14

3.
In light of your facility consolidations, discuss your current capacity utilization and whether you have any current plans to increase or decrease your production capacity. Also, discuss the potential effects of these plans (if any) on your financial results with emphasis on any known trends or uncertainties. See Item 303 (a)(3)(ii) of Regulation S-K.

Response to comment 3:

In Part I, Item 2, the Company provided the following disclosure, “Management believes that the Company has sufficient capacity to meet current market demand.” This statement can be expanded to include the Company has sufficient capacity to meet current market demand with the facilities that are currently active and the Company has no current plans to reopen the idled facilities. With the Company having no current plans on capacity changes, there are no related financial impacts. In future Form 10-K filings, the Company will provide a statement on production capacity along with additional information regarding its plans, if any, to reopen the idled facilities, when applicable.

The Company may at times make strategic acquisitions; these acquisitions are not made, at this time, to increase capacity to meet current demand, but to expand the Company’s business. Potential acquisitions involve a high degree of uncertainty and confidentiality. The Company reports potential acquisitions to stockholders at the appropriate time. On February 28, 2005, Titan Tire Corporation, a subsidiary of Titan International, Inc., entered into a definitive agreement to purchase The Goodyear Tire & Rubber Company’s North American farm tire business. The Company filed a Form 8-K on the same day, February 28, 2005, announcing this agreement. This agreement has not been finalized at this time. However, this transaction is expected to close on December 28, 2005.

Results of Operations, page 19

4.
Please disclose the extent to which each business reason discussed for the changes between periods in your results of operations contributed to the overall change in the various line items. In this regard, we note that when discussing changes in the various line items, you cite price increases, higher demand, higher sales volume, and facility consolidations. In circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303 of regulation S-K and SEC Release 33-8350.

Response to comment 4:

The Company’s Form 10-K includes the following in the Net Sales paragraph on page 19, “The increase in net sales on a comparative basis was $113.2 million. Of this amount, approximately 26% was due to price increases related to higher raw material costs being passed on to customers. The remaining amount was primarily attributed to higher demand from the Company’s agricultural segment.” When the Company cites certain business reasons, that information will be provided, when applicable, in future filings. The net sales increase of $113.2 million was comprised of $29.6 million of steel surcharges and the remaining $83.6 million was primarily due to higher sales volume demand.

For the 2004 Form 10-K, information regarding your comment would be as follows. For the Gross Profit section, the gross profit increase of $49.8 million was comprised of $8.4 million as the result of facility consolidations and the remaining $41.4 million increase in gross profit was a result of the higher sales volume demand.

For the Income from Operations section, income increased $49.5 million. This increase is comprised of the gross profit increase of $49.8 million offset by a $0.3 million increase in administrative expenses. Administrative expenses were negatively affected by goodwill impairment charge of $3.0 million and idled asset depreciation charge of $5.3 million. These charges were nearly offset by the $8.0 million reduction in selling, general and administrative and research and development expenses of which $7.5 million related to the April 2004 sale of Titan Europe.

For the Interest Expense section, interest expense was reduced by $4.0 million. The Company’s average debt balances in 2004 were approximately $46 million lower when compared to 2003 resulting in a reduction of interest expense of $3.4 million. The Company’s average interest rates in 2004 were 7.30%, which was approximately 25 basis points lower than the average 2003 interest rates resulting in an interest savings of $0.6 million.

Contractual Obligations and Off-Balance Sheet Arrangements, page 29

5.
Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response to comment 5:

The Company will revise the contractual obligations table in future Form 10-K filings to include estimated interest payments on debt. The table for December 31, 2004, would include the following estimated interest payments information:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt - Estimated interest payments (a)	35,627	8,922	16,724	9,949	32

(a)
Estimated interest payments are based on the Company’s year-end 2004 debt balances and maturities including interest rates that are anticipated to remain at the current rates. The Company’s actual debt balances and interest rates may fluctuate in the future. Therefore, actual interest payments may vary from those payments detailed in the above table.

Note 1. Summary of significant accounting policies, page F-8

6.
Please disclose the types of expenses that you include in cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also tell us whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
In MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Response to comment 6:

The bulleted items in comment 6 are not applicable to the Company as the Company includes all purchasing, receiving, inspection, internal transfer, and related distribution costs in the cost of sales line. In future Form 10-K filings, the Company will include disclosures similar to the following in the summary of significant accounting policies:

Cost of sales: Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company’s products, as well as manufacturing labor, depreciation expense and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general and administrative expense: Selling, general and administrative expense is comprised primarily of sales commissions, marketing expense, selling and administrative wages, management information system costs, legal fees, bank charges, audit fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

Inventories, page F-8

7.
You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for similar types of inventory. If so, disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the U.S., and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, tell us why your selective use of LIFO for similar types of inventories is appropriate.

Response to comment 7:

The Company utilizes two major raw materials, steel and rubber. The major steel material inventory and related work-in-process and their finished goods are accounted for under the LIFO method. This method is used to reflect the inventory value and the Company has used the LIFO method to value this inventory prior to becoming a public company in 1993. The LIFO method was the preferable method as the steel markets had volatility.

The major rubber material inventory and related work-in-process and their finished goods are accounted for under the FIFO method. This method is used to reflect the inventory value and the Company has used the FIFO method to value this inventory upon the acquisition of rubber inventories in 1993. When acquired, this inventory had been accounted for using the FIFO method.

The Company accounted for all foreign inventories using the FIFO method. On April 7, 2004, Titan Luxembourg Sarl, a wholly-owned European subsidiary of the Company, sold 70% of the common stock of Titan Europe, to the public on the AIM market in London. The Company is accounting for its interest in Titan Europe as an equity investment subsequent to the sale in April 2004. The Company has no consolidated foreign inventories after April 2004.

Note 25. Litigation

8.	Please provide a description of the Dyneer legal matter as well as the disclosures required by paragraphs 9 and 10 of SFAS 5.

Response to comment 8:

To provide a description of the Dyneer legal matter, detailed below is the information contained in the Form 8-K filed by the Company on October 1, 2003:

“In the matter of Vehicular Technologies v Titan Wheel, a case arising from issues in 1992, prior to Titan’s 1993 purchase of Dyneer Corporation, regarding alleged patent infringement and other claims, Titan prevailed twice in Federal Appellate Court regarding this case and was awarded a patent. The case was refiled in State Court in California. Although Titan was successful in Federal Appellate Court and a patent was awarded, these facts were disallowed by the State Court. A judgment against Titan Wheel of $16.3 million was awarded. Titan appealed this case, but was required by the State Court in California to post a bond or cash amounting to one and a half times the judgment, for a total of $24.5 million. Over the last several years, bond companies have incurred significant losses and, therefore, required the Company to post 100% cash and pay a significant premium fee in order to issue a bond. Thus, to avoid paying the significant premium fee in addition to posting the bond, it was decided to post the $24.5 million of cash directly with the State Court in California. Emergency writs were filed with the Appellate and Supreme Courts of California to allow the continuation of the appeal without posting the cash. These writs were denied. The Supreme Court writ was denied on September 19, 2003. Given the uncertainties of litigation, the Company is unable to predict the outcome of this case. However, the Company has prevailed in prior litigation concerning this case and management believes the Company will ultimately prevail.”

The Company recorded a restricted cash deposit in the amount of $24.5 million on the balance sheet which was recorded at October 1, 2003, for the Vehicular Technologies case, in what the Company believed was a remote chance that a State Court would ultimately prevail over the previous Federal Court’s decisions. In the 2003 Form 10-K, the Company referenced the 8-K filing of October 1, 2003, and also advised its stockholders that no loss accrual had been recorded in the consolidated statement of operations for this case based on the facts discussed above, despite the fact that restricted cash of $24.5 million was recorded on the balance sheet.

As detailed above, the Vehicular Technologies case arose from issues in 1992, prior to Titan’s purchase of Dyneer Corporation from Citicorp Venture Capital (CVC), the previous owners. In April 2004, Titan agreed in a stock repurchase agreement on a $5 million loss contingency for a possible settlement of the Vehicular Technologies case. The stock purchase agreement was filed on a Form 8-K on April 22, 2004. The stock repurchase agreement had included an irrevocable and unconditional release and discharge of CVC from any future ability by Titan to bring legal action against CVC in regards to the Vehicular Technologies case. It further stated that in the event that Titan prevailed in its appeal of the Vehicular Technologies case and a final non-appealable order became effective the Company would be required to pay CVC $5 million. Accordingly, the Company became obligated to either pay CVC or Vehicular Technologies the full $5 million depending on the outcome of the suit. The Company then assessed the range of possible losses under the case in accordance with SFAS 5 and concluded that an outcome that would require payment in excess of $5 million was remote.

The Company did not believe that any additional loss contingency above the $5 million was probable for the 2004 Form 10-K due to the fact the Company prevailed twice in Federal Court regarding this case and the Company believed the ability of a State Court to overturn a Federal Court’s decision would be remote. If the State Court were to affirm the lower court ruling (which overturned the Federal Court ruling) and then disburse the restricted cash funds, the Company would accrue for the maximum legal judgment regardless of the status of the legal proceedings in this matter.

FORM 10-Q for the Period Ended September 30, 2005

General

9.	Please address the comments above in your interim filings as well.

Response to comment 9:

The Company will address comments 1 through 8 in future interim filings, when applicable.

Note 7. Restricted cash deposits, page 8

10.	Please tell us how you determined it is not appropriate to accrue for the full judgment amount for the matter of Vehicular Technologies v. Titan Wheel in accordance with SFAS 5.

Response to comment 10:

See response to comment 8. The Company did not believe that any additional loss contingency above the $5 million was probable for the September 30, 2005 Form 10-Q due to the fact the Company prevailed twice in Federal Court regarding this case and the ability of a State Court to override a Federal Court’s decision was also deemed to be not probable. The Company continues to evaluate its legal options to have the case moved to the Federal Court of the United States of America where the Company has twice prevailed. While the Company believes it continues to have remedies available at the Federal Court level, should the State Court disburse the restricted cash funds, the Company would accrue for the maximum legal judgment regardless of the status of the legal proceedings in this matter.

Subsequent to the filing of the September 30, 2005 Form 10-Q, the Company was notified by the State Court of California that it intends to commence such distributions that will give rise to the recognition of an expense accrual for the full judgment amount.

Note 14. Income taxes, page 11

11.
During the quarter ended March 31, 2005 you recorded a provision for income taxes of $1,245,000. Subsequently you recorded income tax benefits of $434,000 during the quarter ended June 30, 2005 and $811,000 during the quarter ended September 30, 2005. Please tell us how you arrived at the amount of income tax benefit or provision to be recorded during each of the quarters in the nine-month period ended September 30, 2005.

Response to comment 11:

Per SFAS 109 paragraph 190, tax expense for interim periods is measured using an estimated annual effective tax rate for the annual period. As of January 1, 2005, the Company had a $38,000,000 net operating loss carryforward and a valuation allowance of $12,381,000 on gross deferred tax assets. The valuation allowance must be assessed at interim dates as well as at year-end. Pursuant to SFAS 109, paragraph 194 and FIN 18, paragraph 20 (as amended by SFAS 109, paragraph 288y), changes in the valuation allowance may be reflected in the effective rate or recognized discretely. For interim reporting, any change in the valuation allowance that results from a change in judgment about the realizability of the related deferred tax assets in future years is reported in the period that the change in judgment occurs. No portion of the effect is to be allocated to subsequent interim periods by an adjustment of the estimated annual effective rate for the remainder of the year. SFAS 109 requires the deferred tax assets, net of the valuation allowance, to be divided between those which are expected to be realized in the current year and those expected to be realized in future years. The first component is taken into income by adjusting the effective tax rate for the current year (spread over the quarters through the revised estimate of the annual effective tax rate). The second component is taken into income as a discrete event in the quarter identified as a full reversal. Since the Company’s estimates project that the Company will fully utilize the valuation allowance during fiscal 2005, no discrete adjustment was recorded in the results for the quarters ended March 31, 2005, June 30, 2005, or September 30, 2005, respectively. As a result, on a quarterly basis, per SFAS 109, the Company’s estimated effective tax rate required quarterly reductions given the major events that occurred during each quarter as follows:

A.
For the quarter ended March 31, 2005, the Company estimated a 10% overall effective tax rate in 2005. This rate was based upon many variables available at that time including 2005 projected income, expected NOL utilization, and full reversal of the valuation allowance. The 10% estimated overall effective tax rate resulted in a tax provision of $1,245,000 for the first quarter.

B.
For the quarter ended June 30, 2005, the Company estimated the overall tax rate in 2005 to be lowered to 5% based upon the available information at the time including the $7,225,000 convertible debt conversion charge recorded in the second quarter and that the Company’s net operating loss carryforward and resulting valuation allowance on gross deferred tax assets were higher than originally estimated (based on the completion of the Company’s Federal Income Tax Return) by approximately $1.8 million.

As of December 31, 2004, the Company had available NOL’s of $12.4 million. The $12.4 million balance included an estimate for the additional NOL projected to benefit the Company upon application of the new relief offered by the Homeland Investment Act credit. The Company estimated the benefit the credit would have on their 2004 year-end return and recorded this amount within their year-end and Q1 financials accordingly. The Company consulted the guidance within SFAS 109 related to “accounting for uncertain tax positions”, to evaluate their position. The Company’s computation was based on the facts available as of February 2005 and April 2005, respectively. Subsequent to these filings, the Company received their international subsidiaries’ statutory audits, which were required to determine the actual earnings and profits (as defined by the IRS code) to calculate the benefit gained through application of the HIA credit. In addition, two additional interpretations regarding the clarifications to the Homeland Investment Act 965 statute were not issued until January and May 2005. At the end of May, this new information validated that additional NOL benefit would be realizable.

The Company prepared and filed their 2004 returns during July 2005 solidifying the actual NOL benefit was $1.8 million higher than the Company’s original year-end and first quarter estimate. Therefore, the company’s actual available NOL balance rose from $12.4 to $14.2 million during the second quarter of 2005 to adjust to the Company’s estimate related to the income tax benefit to be realized from application of the Homeland Investment Act. During the second quarter, the additional information necessary to finalize the computations was received by Titan corporate from their international subsidiaries. The 5% estimated overall effective tax rate reduction resulted in a tax benefit of $434,000 for the second quarter.

C.
For the quarter ended September 30, 2005, the estimated overall effective tax rate for 2005 was estimated to be 0% based upon available information including a reduced 2005 projected income that was based on nine months of actual results. The 0% estimated overall effective tax rate resulted in a tax benefit of $811,000 for the third quarter.